.EX-99.1

Changes in Affiliates (Addition)

POSCO India Chennai Steel Processing Centre Pvt. Ltd. was established to manufacture and sell steel products.

1. Details:

• Company Name: POSCO India Chennai Steel Processing Centre Pvt. Ltd.

• Total Assets (KRW): 4,598,895,000

• Total Shareholders’ Equity (KRW): 4,598,895,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 4,598,895,000